IM Cannabis Continues European Expansion, Establishes Joint Venture and Supply Agreement in Greece

  IMC to become 25% Joint Venture partner for cultivation and processing operation in Greece

  Preferred supply agreement to diversify sources of EU-GMP medical cannabis for export to Germany and other emerging markets

Toronto and Glil Yam, Israel, January 28, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE: IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is pleased to announce that on January 23, 2020 it signed definitive agreements to establish a medical cannabis cultivation and processing joint venture in Greece (the "Joint Venture"). The Company's Joint Venture partner is Galen Industries Single Member Societe Anonyme, a Greek company established by a consortium of investors in Greece with extensive experience in the pharmaceutical, media, finance and energy sectors ("Galen"). In addition, the Joint Venture and IMC have signed a preferred supply agreement (the "Supply Agreement") in which IMC has the right to purchase up to 25% of the total production from the Joint Venture. IMC expects to gain commercial and competitive advantages by supplying the German market and other emerging markets across Europe with EU-GMP medical cannabis products from the Joint Venture's facility in Greece at preferred terms.

"Expanding IMC's operations to Greece is another significant milestone in our Europe-focused growth strategy and we have found excellent local partners that share the same vision as we do," said Oren Shuster, Chief Executive Officer. "Similar to Israel, Greece possesses excellent natural growing conditions for the cannabis plant. Once the Joint Venture receives EU-GMP certification, it will augment the sources from which the Company procures IMC-branded medical cannabis products for medical patients in Germany at first and throughout Europe over time."

Galen's Managing Director, Mr. Vasileios Georgopoulos said, "IMC was carefully selected as our partner due to its proven track record and is a distinguished brand of medical cannabis in Israel and Europe, which gives us great confidence in this Joint Venture in combination with our local market expertise. The medical cannabis market in Europe is a very large long-term opportunity and we will move quickly with IMC to establish an early advantage through this very focused Joint Venture. We are incredibly happy to partner with a great global player, while supporting the growth of a new medical industry in the recovering Greek market. We expect the Joint Venture to create many new job opportunities in the coming years."

The Joint Venture

IMC will own 25% of the Joint Venture and the remaining 75% of the Joint Venture will be owned by Galen. Each party is committed to fund the initial capital expenditures, totalling approximately up to €8,000,000 to fund the construction of an EU-GMP certified cultivation and processing facility in Greece. IMC will invest from existing cash resources up to €1,500,000 into the Joint Venture, with the balance funded by Galen.

Execution of the Joint Venture's business plan will start immediately and construction of greenhouses as well as the EU-GMP facility is expected to begin upon receiving the Establishment Approval from the Greek medical cannabis regulatory authorities. The Joint Venture land plot size is expected to be 100,000 to 180,000 square meters (or 1,076,000 to 1,938,000 sq. ft.).

The Supply Agreement

Under the Supply Agreement, IMC is entitled to purchase up to 25% of the medical cannabis produced by the Joint Venture, at a preferred price, for an initial period of five years. Once the Joint Venture reaches commercial production, the Supply Agreement enables IMC to diversify its procurement of medical cannabis to deliver IMC-branded products to patients in Europe.

IMC European Operations

Over the past year, IMC has made significant progress establishing its operations in Europe. In Germany, the Company has acquired Adjupharm GmbH ("Adjupharm"), an EU-GMP certified distributor, fully licensed to import, export and distribute medical cannabis. The first shipment of medical cannabis to Adjupharm from an EU-GMP facility in Europe is expected in Q2 2020.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC is establishing a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

About Galen Industries Single Member Societe Anonyme

Galen Industries was established by a consortium of investors in Greece with extensive experience that brings together more than 50 years of combined experience in pharmaceuticals, media, technology, engineering, finance, real estate and sales. The management team of Galen Industries consists of seasoned professionals and industry experts. Investing in the Joint Venture is a long-term commitment for Galen Industries and expansion plans include the local pharmaceutical cannabis market and exports to key European markets. Galen brings to the Joint Venture extensive knowledge of financing, licensing and developing a production facility in Greece.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include statements relating to the Joint Venture receiving EU-GMP approval and the expected operations of the Joint Venture. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the expected cost of construction and capacity for the Joint Venture's cultivation facility; the timing of construction commencement and completion for the Joint Venture's cultivation facility; the timing on the first shipment of medical cannabis  supply from its cultivation partner in Europe; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees. Please see the Company's Form 2A Listing Statement which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca